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EXHIBIT 11

PACIFICA BANCORP, INC.

COMPUTATION OF PER SHARE EARNINGS

	Years Ended December 31,
	2000	1999
Net income (loss)	$878,018	$(731,280)
Computation of average shares outstanding
Shares outstanding at beginning of the year	1,607,664	1,348,119
Additional shares deemed outstanding because of stock dividends	—	—
Additional shares deemed outstanding because of stock splits	—	—
Shares redeemed under stock repurchase program	—	—
Shares issued during the year times average time outstanding during the year	8,968	174,844

Average basic shares outstanding	1,616,632	1,522,963
Average number of dilutive shares assumed to be outstanding	187,302	—

Average diluted shares outstanding	1,803,934	1,522,963

Basic earnings (loss) per share	$0.54	$(0.48)
Diluted earnings (loss) per share	$0.49	$(0.48)

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COMPUTATION OF PER SHARE EARNINGS